UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

DLocal Limited
(Name of Issuer)

Class A Common Shares, par value $0.00002 per share
(Title of Class of Securities)

G29018101
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Sergio Enrique Fogel Kaplan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 48,718,177
	7	SOLE DISPOSITIVE POWER —
	8	SHARED DISPOSITIVE POWER 48,718,177
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,718,177 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.2%(2)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of 48,718,177 Class B common shares held indirectly through IZBA S.A.
(2)	Represents the quotient obtained by dividing (a) the number of Class B common shares beneficially owned by the Reporting Person as set forth in row 9 by (b) the sum of (i) 160,974,249 Class A common shares outstanding as of December 31, 2021, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.

1	NAME OF REPORTING PERSON IZBA S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 48,718,177
	6	SHARED VOTING POWER —
	7	SOLE DISPOSITIVE POWER 48,718,177
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,718,177 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.2%(2)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of 48,718,177 Class B common shares.
(2)	Represents the quotient obtained by dividing (a) the number of Class B common shares beneficially owned by the Reporting Person as set forth in row 9 by (b) the sum of (i) 160,974,249 Class A common shares outstanding as of December 31, 2021, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.

1	NAME OF REPORTING PERSON ALINE EVA HERRNSTADT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 48,718,177
	7	SOLE DISPOSITIVE POWER —
	8	SHARED DISPOSITIVE POWER 48,718,177
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,718,177 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.2%(2)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of 48,718,177 Class B common shares held indirectly through IZBA S.A.
(2)	Represents the quotient obtained by dividing (a) the number of Class B common shares beneficially owned by the Reporting Person as set forth in row 9 by (b) the sum of (i) 160,974,249 Class A common shares outstanding as of December 31, 2021, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.

ITEM 1.	(a)	Name of Issuer:

DLocal Limited (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

Dr. Luis Bonavita, 1294, Montevideo, Uruguay, 11300

ITEM 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed by Sergio Enrique Fogel Kaplan, IZBA S.A. and Aline Eva Herrnstadt (the “Reporting Persons”). The Reporting Persons are direct or indirect shareholders of the Issuer.

	(b)	Address of Principal Business Office, or if None, Residence:
The principal office and business address of the Reporting person is Dr. Luis Bonavita, 1294, Montevideo, Uruguay, 11300.

	(c)	Citizenship or Place of Organization:

See row 4 of the cover pages to this Schedule 13G.

	(d)	Title of Class of Securities:

This Schedule 13G relates to the Issuer’s Class A common shares, par value $0.00002 per share.

	(e)	CUSIP Number:

G29018101

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

All ownership percentages assume that there are 160,974,249 Class A common shares outstanding.

The information set forth in Item 2 above is incorporated by reference for the Reporting Person.

Each of Sergio Enrique Fogel Kaplan and Aline Eva Herrnstadt disclaims any beneficial ownership of the shares other than to the extent of any pecuniary interest he or she may have therein, directly or indirectly.

(a)	Amount beneficially owned:

See row 9 of the cover pages to this Schedule 13G.

(b)	Percent of class:

See row 11 of the cover pages to this Schedule 13G.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of the cover pages to this Schedule 13G.

(ii)	Shared power to vote or to direct the vote:

See row 6 of the cover pages to this Schedule 13G.

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of the cover pages to this Schedule 13G.

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of the cover pages to this Schedule 13G.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

SERGIO ENRIQUE FOGEL KAPLAN

By:	/s/ Sergio Enrique Fogel Kaplan
Name: Sergio Enrique Fogel Kaplan

IZBA S.A.

By:	/s/ Aline Eva Herrnstadt
Name: Aline Eva Herrnstad
Title: President

ALINE EVA HERRNSTADT

By:	/s/ Aline Eva Herrnstad
Name: Aline Eva Herrnstad

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Date: February 11, 2022

SERGIO ENRIQUE FOGEL KAPLAN

By:	/s/ Sergio Enrique Fogel Kaplan
Name: Sergio Enrique Fogel Kaplan

IZBA S.A.

By:	/s/ Aline Eva Herrnstadt
Name: Aline Eva Herrnstad
Title: President

ALINE EVA HERRNSTADT

By:	/s/ Aline Eva Herrnstadt
Name: Aline Eva Herrnstad